Exhibit 99.53

Deloitte.

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC V7X 1P4

Canada

Tel: (604) 669-4466

Fax: (604) 685-0395

www.deloitte.ca

September 24, 2004

Alberta Securities Commission

300 – 5th Avenue SW, 4th Floor

Calgary, Alberta

T2P 3C4

British Columbia Securities Commission

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC

V7Y 1L2

Dear Sirs:

Re:

Chap Mercantile Inc. (the "Company")

Notice of Change of Auditor

As required by the National Instrument 51-102, entitled "Continuous Disclosure Obligations", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated September 24, 2004, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours truly,

/s/ Deloitte & Touche LLP

Chartered Accountants

cc: TSX Venture Exchange

Member of

Deloitte Touche Tohmatsu